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UNITED STATES
SECURITIES AND EXCHANGE COMMIS
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING SECTION
RECEIVED
FEB 2 5 2011
WASH. D.C.
211

SEC FILE NUMBER
8- 52850

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brockhouse & Cooper Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 René-Lévesque Blvd. West, suite 4025
(No. and Street)

Montréal	Québec	H3B 4W8
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Annie Sinigagliese — (514) 932-7171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Canada LLP
(Name – *if individual, state last, first, middle name*)

1000 De La Gauchetière West, Suite 200	Montréal	Québec	H3B 4W5
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Annie Sinigagliese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brockhouse & Cooper Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

Tél./Tel: 514 931 0841
Téléc./Fax: 514 931 9491
www.bdo.ca

BDO Canada s.r.l./S.E.N.C.R.L./LLP
1000, rue De La Gauchetière O. Bureau 200
Montréal QC H3B 4W5 Canada

Independent Auditors' Report

To the Stockholder of
Brockhouse & Cooper Inc.
Montréal, Québec

We have audited the accompanying consolidated statements of financial condition of Brockhouse & Cooper Inc. (the "Company") as of December 31, 2010 and March 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the financial position of Brockhouse & Cooper Inc. as of December 31, 2010 and March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

BDO Canada LLP/S.r.l./S.E.N.C.R.L.[1]

Chartered Accountants

Montréal, Québec
February 22, 2011

[1] CA auditor permit No. 16549

Brockhouse & Cooper Inc.

Consolidated Statements of Financial Condition

(Expressed in U.S. dollars)

	December 31, 2010	March 31, 2010
Assets		
Current		
Cash and cash equivalents (Note 4)	$ 7,570,046	$ 16,786,358
Due from clients (Note 6)	2,202,118	4,624,783
Due from brokers (Note 6)	2,215,463	5,473,552
Accounts receivable	1,355,736	1,103,026
Income taxes receivable	504,711	-
Financial instruments owned, at fair value (Note 7 and 12)	4,482,485	944,145
Due from significantly influenced company (Note 10)	61,155	41,702
Due from company under common control (Note 10)	30,798	-
Prepaid expenses	326,458	3,888
	18,748,970	28,977,454
Fixed assets, net (Note 8)	421,267	475,158
Intangible assets	116,353	-
Investment (Note 9)	832,570	793,696
Deferred taxes	183,979	269,685
	$ 20,303,139	$ 30,515,993
Liabilities and Stockholder's Equity		
Current liabilities		
Due to clients (Note 6)	$ 395,391	4,881,528
Due to brokers (Note 6)	2,272,459	3,966,612
Accounts payable, remuneration and accrued expenses	5,304,231	6,264,920
Due to related party	92,971	-
Income taxes payable	-	357,648
	8,065,052	15,470,708
Commitments (Notes 11, 13 and 16)		
Stockholder's equity		
Capital stock		
Authorized		
An unlimited number of common shares without par value		
Issued and outstanding		
42,815 common shares	1,090,708	1,090,708
Additional paid-in capital	226,084	226,084
Retained earnings	7,894,172	11,031,914
Accumulated other comprehensive income	3,047,123	2,696,579
	12,238,087	15,045,285
	$ 20,303,139	$ 30,515,993

On behalf of the Board

Patrick L. Belland Director

Howard Messias Director

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Nature of Business

Brockhouse & Cooper Inc. (the "Company"), incorporated under the Canada Business Corporations Act, provides brokerage and financial advisory services internationally. Brockhouse & Cooper Inc. is a member of the Investment Industry Regulatory Organization of Canada (IIROC), the Financial Industry Regulatory Authority, Inc. (FINRA), the London Stock Exchange Inc. (LSE) and The Nasdaq Stock Market LLC (NASDAQ), is an Approved Participant in the Bourse de Montréal Inc., and is a Participating Organization in The Toronto Stock Exchange Inc. and The TSX Venture Exchange.

2. Significant Accounting Policies

BASIS OF ACCOUNTING

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Brockhouse & Cooper International, Inc. and Brockhouse Cooper Asset Management Inc. All significant intercompany transactions and balances have been eliminated on consolidation.

USE OF ESTIMATES

The presentation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statements of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of bank balances and short-term investments with maturities of three months or less from the date of acquisition. They are carried in the statements of financial condition at fair value which approximates carrying value.

ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Accounts receivable and accounts payable are initially recorded at their fair value and are subsequently carried at amortized cost. Due to their short term to maturity, fair value and amortized cost are approximated by carrying value.

FINANCIAL INSTRUMENTS OWNED

Financial instruments owned are carried in the statements of financial condition at fair value with changes in fair value recognized in the statement of income. Fair value is based on quoted market prices for exchange-traded equity and fixed income securities. In situations where the securities are not publicly traded or where restrictions on their marketability exist, securities are valued at management's estimate of market value.

Valuation of fixed income securities is affected by, amongst other factors, the liquidity of the securities, the size and the bid and ask spread, and the relative breadth of market and current yield price adjustments.

The Company accounts for its financial instruments owned on a trade date basis and transaction costs are expensed as incurred.

Dividends are recorded on the ex-dividend date and interest is accrued to the end of the period.

INVESTMENTS

The investment in which the company has significant influence, but less than controlling voting interest and which does not qualify as a variable interest entity under the provisions of ASC 810, "Consolidation", is accounted for under the equity method in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" (now ASC 323, "Investments – Equity Method and Joint Ventures").

2. Significant Accounting Policies (continued)

FIXED ASSETS

Fixed assets are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line basis as follows:

Technology equipment	- 2 years
Furniture and fixtures	- 5 years
Leasehold improvements	- 5 years

INTANGIBLE ASSETS

Intangible assets consist of software platforms under development. Amortization will commence once the assets are available for use, based on the estimated useful life of the assets, using the straight-line method over periods ranging from 5 – 7 years.

INCOME RECOGNITION - SECURITY TRANSACTIONS

Security transactions and related commission revenues and commission expenses are recorded on a trade date basis.

Consulting and management fee revenues are recognized when services are performed and ultimate collection is reasonably assured.

COMPREHENSIVE INCOME

At December 31, 2010, the Company had accumulated other comprehensive income of $3,047,123 (March 31, 2010 - $2,696,579). This income was comprised of accumulated foreign currency translation adjustments arising from the fluctuation in the value of the Canadian dollar with respect to the U.S. dollar.

FOREIGN CURRENCY TRANSLATION

The functional currency of Brockhouse & Cooper Inc. is the Canadian dollar. Transactions and the financial statements of the foreign subsidiary were translated into the functional currency using the temporal method. Under this method, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at the transaction date. At the year end date, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in income in the current period.

These financial statements have been translated from the functional currency into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated at the exchange rate in effect at the statements of financial condition date. Revenues and expenses, including gains and losses on foreign exchange translation, are translated at average rates for the period. The gains and losses on translation are deferred and are included as a component of comprehensive income.

FINANCIAL INSTRUMENTS AND BROKERAGE AGREEMENTS

The Company's financial instruments consist of cash and cash equivalents, due from (to) clients, due from (to) brokers, accounts receivable, financial instruments owned, due from significantly influenced company and accounts payable. The classification and measurement of all such financial instruments are defined in the related accounting policy notes.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(Expressed in U.S. dollars)

3. Change in Accounting Policy

Additional Disclosures Regarding Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. The ASU requires disclosing the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers. The disclosures are effective for reporting periods beginning after December 15, 2009. Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements is required.

The adoption of this standard did not have an impact on the Company's financial statements.

4. Cash Segregated Under Regulations of the U.S. Securities and Exchange Commission ("SEC")

Cash of $460,202 (March 2010 - $163,264) has been segregated in special reserve bank accounts for the exclusive benefit of customers, in accordance with SEC Rule 15c3-1.

5. Available Credit Facility

From time to time, the company may utilize call loan arrangements to facilitate the securities settlement process for both client and principal securities transactions. A call loan facility has been established with a Canadian Schedule I chartered bank to a maximum amount of CAD $4,000,000 (March 31, 2010 - $4,000,000) (or its USD equivalent), bearing interest at the call loan rate on the date an amount is contracted. The facility has no fixed renewal date. There was no amount outstanding as of December 31, 2010 (March 31, 2010 – $nil).

6. Due from/to Clients and Brokers

Included in the balance due from/to clients and brokers are the following amounts resulting from transactions which failed to settle on the contracted settlement date:

	December 31, 2010	March 31, 2010
Due from clients	$ 2,202,103	$ 3,966,612
Due from brokers	$ -	$ 4,062,969
Due to clients	$ -	$ 4,062,969
Due to brokers	$ 2,202,103	$ 3,966,612

7. Financial Instruments Owned

	December 31, 2010	March 31, 2010
Canadian federal bonds	$ 4,161,344	$ 620,629
Corporate bonds	321,141	323,516
	$ 4,482,485	$ 944,145

8. Fixed Assets

			December 31, 2010
	Cost	Accumulated amortization	Net
Technology equipment	$ 511,225	$ 270,636	$ 240,589
Furniture and fixtures	280,090	221,182	58,908
Leasehold improvements	567,789	446,019	121,770
	$ 1,359,104	$ 937,837	$ 421,267

(Expressed in U.S. dollars)

8. Fixed Assets (continued)

			March 31, 2010
	Cost	Accumulated amortization	Net
Technology equipment	$ 486,809	$ 166,262	$ 320,547
Furniture and fixtures	230,725	178,113	52,612
Leasehold improvements	464,936	362,937	101,999
	$ 1,182,470	$ 707,312	$ 475,158

9. Investment

	December 31, 2010	March 31, 2010
1,031 shares (March 2010 – 1,031) of Brockhouse Cooper SA (Pty) Ltd., a company subject to significant influence, representing a 34.4% ownership interest.		
Balance, beginning of period	$ 793,696	$ 602,549
Equity in earnings of Brockhouse Cooper SA (Pty) Ltd. for the period:		
Net income for the period	70,550	43,485
Less: dividend received	49,193	-
Foreign exchange gain on revaluation to period end rate	17,517	147,662
Balance, end of period	$ 832,570	$ 793,696

10. Due from Significantly Influenced Company

This balance due from significantly influenced company is non-interest bearing, due upon demand and has arisen from revenues collected on behalf of the related party net of expenses paid on behalf of the related party.

11. Capital Management

The Company's business requires capital for regulatory purposes. The Company's capital structure is underpinned by stockholder's equity, which is comprised of share capital, contributed surplus and retained earnings.

In managing its capital, the Company's primary objectives are as follow:

- Meet the Company's minimum regulatory capital as required by IIROC and FINRA
- Ensure that the Company is able to meet its financial obligations as they become due
- Support the creation of stockholder value

The Company implements corporate governance practices and monitors results against its objectives. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. Effective capital management employed by the Company includes measures designed to maintain capital above minimum regulatory levels.

There has been no material change in the capital management practices of the Company from the previous period.

During the nine-month period ended December 31, 2010, the capital of the Company was sufficient to satisfy the regulatory requirements of IIROC which specify a minimum capital requirement of CAD $250,000 and certain minimum ratios. The capital was also sufficient to satisfy the regulatory requirements of FINRA which specify that the Company must maintain regulatory capital in excess of 6-2/3% of the aggregate indebtedness (to a minimum of $250,000 USD) and certain minimum ratios.

(Expressed in U.S. dollars)

12. Financial Instruments and Risk Management

FAIR VALUE

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

- Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
- Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

				December 31, 2010
Asset Categories	**Level 1**	**Level 2**	**Level 3**	**Total**
Cash and cash equivalents	$ 7,570,046	$ -	$ -	$ 7,570,046
Financial instruments owned	4,161,344	321,141	-	4,482,485
	$ 11,731,390	$ 321,141	$ -	$ 12,052,531

				March 31, 2010
Asset Categories	**Level 1**	**Level 2**	**Level 3**	**Total**
Cash and cash equivalents	$ 16,786,358	$ -	$ -	$ 16,786,358
Financial instruments owned	620,629	323,516	-	944,145
	$ 17,406,987	$ 323,516	$ -	$ 17,730,503

There were no significant transfers between Level 1 and 2 in the period.

CREDIT RISK

Credit risk arises from the potential that a counterparty will fail to perform its obligations. Credit risk arises from cash, receivables from clients and brokers and debt security issuers.

The Company attempts to limit the risk by dealing with counterparties it considers viable.

To minimize its exposure to credit risk from transactions with clients and brokers, the Company requires settlement of securities on a cash basis or delivery against payment.

All transactions in listed securities are settled or paid for upon delivery using approved brokers. The risk of default is considered minimal, as delivery of securities sold, unless unusual circumstances exist, is only made once the broker has received payment.

The Company manages credit risk with regards to debt instruments by monitoring counterparties' credit ratings before purchasing debt instruments and maintaining very short maturity dates.

Management does not anticipate any losses for non-performance of counterparties.

There have been no significant changes to the Company's exposure to credit risks and how they arise nor how they are managed since the previous period.

LIQUIDITY RISK

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they become due. The Company's management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they become due, as well as ensuring adequate funds exist to support business strategies and operational growth. The Company's business requires capital for operating and regulatory purposes. The current assets reflected on the balance sheet are highly liquid. The majority of the positions held as financial instruments owned are readily marketable securities. Receivables and payables from clients and brokers represent commissions due and current open transactions that generally settle within the normal settlement cycle.

(Expressed in U.S. dollars)

12. Financial Instruments and Risk Management (continued)

The following table presents the contractual terms to maturity of the financial liabilities owed by the Company as at December 31, 2010, in addition to those disclosed in note 15. As liabilities in trading accounts are typically settled within very short time periods, they are not included in the table below.

		December 31, 2010
	Carrying amount	Contractual term
Accounts payable and accrued charges	$ 5,304,231	Within twelve months
		March 31, 2010
	Carrying amount	Contractual term
Accounts payable and accrued charges	$ 6,264,920	Within twelve months

There have been no significant changes to the Company's exposure to liquidity risks and how they arise nor how they are managed since the previous period.

MARKET RISK

Market risk is the risk that the fair value of the financial instruments will fluctuate because of changes in market prices. The Company separates market risk into two categories: interest rate risk and foreign exchange risk. As the Company does not invest in any significant equity positions, the Company is not exposed to market price risk.

There have been no significant changes to the Company's exposure to market risks and how they arise nor how they are managed since the previous period.

INTEREST RATE RISK

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the Company. The Company incurs interest rate risk on its cash, short-term investments and financial instruments owned. The Company does not hedge its exposure to interest rate risk as it is minimal.

Also, the short-term investments held by the Company usually mature overnight and as such there is no impact from interest rate volatility.

The interest rate volatility on the Company's financial instruments owned is also minor since the Company does not carry significant instruments subject to interest rate volatility.

CURRENCY RISK

Foreign exchange risk arises from the possibility that changes in the price of the foreign currencies will result in losses. As the Company's functional currency is the Canadian dollar, foreign exchange risk is measured in relation to the Canadian dollar balances. The Company's primary foreign exchange risk results from the unhedged currency. The Company's currency risk is managed based on currency holdings rather than volatility. The internal policy which sets maximum amounts by currency ensures that the Company does not have significant currency risk.

The Company trades in various currencies in order to settle international trades. However, the currency of the amount receivable is generally the same as the amount payable. As a result, the currency risk is diminished. The Company only held $2,640,000 CAD (March 31, 2010 - $1,100,000) worth of foreign currencies at period end. The effect on net income as a result of a 10% change in the value of the foreign currencies would be minor. The following currencies are the highest values held:

		December 31, 2010
	FX Value	**CAD Value**
US dollar	843,891	842,204
EURO	479,396	640,388
GBP	192,961	300,648
HKD	2,166,164	278,113

(Expressed in U.S. dollars)

12. Financial Instruments and Risk Management (continued)

	March 31, 2010	
	FX Value	CAD Value
US dollar	238,116	241,926
EURO	224,749	307,444
BRL	149,201	84,624
ZAR	638,531	88,468

13. Commitments

The Company is obligated under property leases which terminate on or before March 2019. Annual and aggregate lease costs under these leases, exclusive of certain incremental occupancy costs, are approximately as follows:

Period ended December 31,

2011	$	308,339
2012		315,353
2013		131,206
2014		44,729
2015 and thereafter		234,830
	$	1,034,457

14. Subsequent Event

A wholly-owned subsidiary, Brockhouse Cooper Asset Management, has entered into a transaction with Harrow Partners Ltd.("Harrow"), a subsidiary of the ultimate parent company, whereby Harrow will acquire substantially all of the operating assets of the company for cash consideration of approximately $600,000.

The transaction, which is subject to regulatory approval, is expected to close on or before March 31, 2011.

On closing, the subsidiary will surrender all regulatory registrations and cease operations. It is expected that the company will then proceed to wind up the subsidiary in 2011.

15. Change in Year-End

The company has changed its year-end from March 31 to December 31. Consequently, the current results are for a nine-month period, compared to twelve months in the prior year.

16. Regulatory Net Capital Requirement

As a registered broker-dealer and a member of FINRA, the Company is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010 the Company had regulatory net capital of $7,703,000 (March 31, 2010 - $11,148,511), which was $7,165,330 (March 31, 2010 - $10,117,130) in excess of its required regulatory net capital of $537,670 (March 2010 - $1,031,381). The Company's regulatory net capital ratio was 1.05 to 1 (March 31, 2010 - 1.39 to 1).

BROCKHOUSE
COOPER

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2010 and

March 31, 2010

(Expressed in U.S. dollars)

Contents

Brockhouse & Cooper Inc.

Report on Internal Control Required by SEC Rule 17a-5

For the nine-month period ended
December 31, 2010

BDO

Tél./Tel: 514 931 0841
Téléc./Fax: 514 931 9491
www.bdo.ca

BDO Canada s.r.l./S.E.N.C.R.L./LLP
1000, rue De La Gauchetière O. Bureau 200
Montréal QC H3B 4W5 Canada

Independent Auditors' Report

To the Shareholder of
Brockhouse & Cooper Inc.
Montréal, Québec

In planning and performing our audit of the consolidated financial statements of Brockhouse & Cooper Inc. (the "Company") as of and for the nine-month period ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BDO

Tél./Tel: 514 931 0841
Téléc./Fax: 514 931 9491
www.bdo.ca

BDO Canada s.r.l./S.E.N.C.R.L./LLP
1000, rue De La Gauchetière O. Bureau 200
Montréal QC H3B 4W5 Canada

Independent Auditors' Report

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Canada LLP/s.r.l./S.E.N.C.R.L.[1]

Chartered Accountants

Montréal, Québec
February 22, 2011

[1] CA auditor permit No. 16549

Brockhouse & Cooper Inc.

Report on Internal Control Required by SEC Rule 17a-5

For the nine-month period ended
December 31, 2010

BDO

Tél./Tel: 514 931 0841
Téléc./Fax: 514 931 9491
www.bdo.ca

BDO Canada s.r.l./S.E.N.C.R.L./LLP
1000, rue De La Gauchetière O. Bureau 200
Montréal QC H3B 4W5 Canada

Independent Auditors' Report

To the Shareholder of
Brockhouse & Cooper Inc.
Montréal, Québec

In planning and performing our audit of the consolidated financial statements of Brockhouse & Cooper Inc. (the "Company") as of and for the nine-month period ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BDO

Tél./Tel: 514 931 0841
Téléc./Fax: 514 931 9491
www.bdo.ca

BDO Canada s.r.l./S.E.N.C.R.L./LLP
1000, rue De La Gauchetière O. Bureau 200
Montréal QC H3B 4W5 Canada

Independent Auditors' Report

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Canada LLP/S.r.l./S.E.N.C.R.L.[1]

Chartered Accountants

Montréal, Québec
February 22, 2011

[1] CA auditor permit No. 16549